UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

WorldWater and Power Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98155N106
(CUSIP Number)

Joseph P. Bartlett, Esq.
Greenberg Glusker Fields Claman & Machtinger LLP
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067
(310) 201-7481
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

June 13, 2007
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98155N106

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)               (A)   /X/
              (B)                           /  /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                (8)           Shared Voting Power
Beneficially Owned                                             20,592,500
by Each Reporting
Person With                                         (9)            Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
20,592,500

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
20,592,500

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)
12.5%(1)

(14)	Type of Reporting Person (See Instructions)
IN

________________
(1) Based on 165,373,540 shares of Common Stock, par value $0.01 per share outstanding, as reported in the Issuer’s Quarterly Report on Form 10-QA dated May 10, 2007 amending the Issuer’s Form 10-Q for the quarter ended March 31, 2007.

CUSIP No. 98155N106

(1)	Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)    (A) /X/
    (B) /  /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                (8)            Shared Voting Power
Beneficially Owned                                              20,592,500
by Each Reporting
Person With                                          (9)           Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
20,592,500

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
20,592,500

(12)         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)         / /

(13)	Percent of Class Represented by Amount in Row (11)
12.5%(1)

(14)	Type of Reporting Person (See Instructions)
IN

________________
(1) Based on 165,373,540 shares of Common Stock, par value $0.01 per share outstanding, as reported in the Issuer’s Quarterly Report on Form 10-QA dated May 10, 2007 amending the Issuer’s Form 10-Q for the quarter ended March 31, 2007.

CUSIP No. 98155N106

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)    (A) /X/
    (B) /  /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       / /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                 (8)           Shared Voting Power
Beneficially Owned                                              20,592,500
by Each Reporting
Person With                                           (9)          Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
20,592,500

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
20,592,500

(12)         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)         / /

(13)	Percent of Class Represented by Amount in Row (11)
12.5%(1)

(14)	Type of Reporting Person (See Instructions)
OO

__________________
(1) Based on 165,373,540 shares of Common Stock, par value $0.01 per share outstanding, as reported in the Issuer’s Quarterly Report on Form 10-QA dated May 10, 2007 amending the Issuer’s Form 10-Q for the quarter ended March 31, 2007.

CUSIP No. 98155N106

Item 1.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “reporting persons”) with the Securities and Exchange Commission on March 9, 2007 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed March 21, 2007 and Amendment No. 2 to Schedule 13D filed June 6, 2007. Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

This Amendment No. 3 is being made to disclose the acquisition of additional shares (the “Shares”) of Common Stock of the Issuer. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the reporting persons in the Initial Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, each reporting person beneficially owns 20,592,500 shares of Common Stock, which are held of record by the Trust.

(b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

(c) Since June 6, 2007, the Trust has purchased the following shares of Common Stock in brokered transactions as follows:

Date	Number of Shares	Price Per Share
06/13/07	100,000	$ 1.08
06/14/07	320,000	1.14
06/15/07	580,000	1.13
06/18/07	250,000	1.14
06/28/07	400,000	1.44
06/29/07	1,085,000	1.52
07/02/07	1,175,000	1.76

(d) Not applicable.

(e) Not applicable.

Item 7.    Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Amendment No. 3 to Schedule 13D.

CUSIP No. 98155N106

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: July 5, 2007                                                               /s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 98155N106

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 3 to Schedule 13D

The undersigned agree that the Amendment No. 3 to the Schedule 13D with respect to the Common Stock of WorldWater and Power Corp. is a joint filing being made on their behalf.

Dated: July 5, 2007                                                               /s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust